SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Announcement dated July 25, 2006 relating to the discontinuation of discussions with Macquarie and TPG/Newbridge.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 31, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

ANNOUNCEMENT PURSUANT TO LISTING RULE 13.09

Discontinuation of discussions with Macquarie and TPG/Newbridge

The Company refers to its announcement dated 10 July 2006 in which it was stated that the board intended to continue to pursue the non-binding expressions of interest from Macquarie Bank Limited (“Macquarie”) and TPG/Newbridge and would discuss with each of them their intentions with regard to their non-binding expressions of interest.

The Company’s management has had discussions with Macquarie and TPG/Newbridge and China Network Communications Group Corporation (“CNC”) and has given further consideration to the two non-binding expressions of interest from Macquarie and TPG/Newbridge as were announced by the Company on 19 and 21 June 2006. The board has, after due consideration, determined not to pursue either non-binding expression of interest any further.

In reaching its decision, the board has had regard, in particular, to the requirement of Macquarie and TPG/Newbridge, as expressed by each to the Company subsequent to the submissions of their original expressions of interest, that any transaction might only proceed on the basis of consents to the sale of substantially all of the telecommunications and media-related assets of the Company being forthcoming from all relevant parties. Those relevant parties included relevant regulators and shareholders, specifically including, in the latter case, CNC which, through its wholly owned subsidiary, holds approximately 19.93% of the Company’s issued share capital. In its capacity as a shareholder of the Company, CNC has, since 20 June 2006, repeatedly indicated to the Company its opposition to such an asset sale and, despite persistent endeavours to develop an acceptable structure, all attempts to do so have failed.

The board has therefore concluded that it has explored all possible avenues to pursue the expressions of interest by Macquarie and TPG/Newbridge and since it was not able to develop firm proposals that would lead to binding contracts with either Macquarie or TPG/Newbridge, the board has decided to terminate the discussions.

At the request of the Company, trading in the Company’s shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) was suspended with effect from 9:30 a.m. on 25 July 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Company’s shares with effect from 9:30 a.m. on 26 July 2006.

By Order of the Board
PCCW Limited
Hubert Chak
Company Secretary

Hong Kong, 25 July 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
 Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Sir Li Kwok Po, David, GBS, OBE, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.